August   , 2008

Ms. Linda VanDoorn
Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:          Raymond James Financial, Inc. (the “Company”)
Form 10-Q for Quarter Ended March 31, 2008
File No. 001-09109
.

Dear Ms. VanDoorn:

This letter is in response to your comment letter dated July 7, 2008.  Comments in your letter are restated herein in bold, followed by the Company’s response.

Form 10-Q

Note 4 – Available for Sale Securities, page 9

1.
Please tell us how you considered your degree of risk exposure to loan participations in shared national credits, interest-only mortgage loans, payment option ARM, Alt-A and sub-prime mortgages through both mortgage loans held for investment and mortgage-backed securities and how such risk exposure is taken into account in your valuation of these instruments.

The Company considers the degree of risk exposure in valuing mortgage backed securities included in its available for sale securities portfolio and estimating its provision for loan losses related to mortgage loans held for investment as follows:

Fair values of mortgage backed securities included in available for sale securities are primarily based on bid quotations received from a pricing service or securities dealers.  Positions valued in this manner represent approximately 99.8% of the portfolio.  If these sources are not available, fair values are estimated using quoted market prices for similar securities.

In order to evaluate the Company’s risk exposure and any potential impairment of these securities, characteristics of each security owned such as collateral type, delinquency and foreclosure levels, credit enhancement, projected loan losses and collateral coverage are reviewed monthly by management.  These factors, in addition to the Company’s intent and ability to hold these securities for a time period sufficient to allow for the anticipated valuation recovery to the Company’s cost basis, are also considered in determining whether these securities are other-than-temporarily impaired.

Mortgage loans held for investment include corporate loans, as well as residential and consumer loans.  In order to evaluate the Company’s risk exposure and any potential losses from these loans, the Company segregates its loan portfolio into different homogeneous classes and assigns each class an allowance percentage based on the perceived risk associated with that class of loans.  For further discussion of how the Company evaluates its risk exposure in mortgage loans held for investment and how this risk is taken into account in the estimation of provisions for loan losses, please see the sections that follow.

Note 5 – Bank Loans, Net, page 10

2.
We note that your bank client receivables are primarily comprised of loans originated or purchased by RJBank and include commercial and residential real estate loans, as well as commercial and consumer loans.  Please tell us what consideration you gave to quantifying such information by loan type (e.g., loan participations in shared national credits, interest-only mortgage loans, payment option ARM, Alt-A, sub-prime) within the company's footnotes.  Specifically address the credit quality trends within these product types and the impact of such trends on your loan loss provision.

RJBank does not own any payment option ARM loans or sub-prime mortgage loans. Shared National Credits comprise 93% of RJBank’s corporate loan portfolio .  RJBank’s residential loan portfolio consists of 79%  interest-only mortgages.  Nine percent (9%) of the residential loan portfolio was originated under a streamlined documentation feature for high net worth clients, which may be considered Alt A.   However, very strict standards must be met including a minimum $1,000,000 account relationship, maximum loan-to-value (“LTV”) of 70%, and minimum credit score of 720.  In addition, the streamlined documentation feature is only available for purchases and is not available for cash out refinance transactions.

Due to the composition of the Company‘s loan portfolios, the Company believes its current disclosures adequately address the credit quality  trends within the Company’s significant product types.  The disclosure includes information regarding allowances for loan loss, nonaccrual loans, nonperforming assets and charge-offs providing relevant information regarding the levels of risk in its loan portfolios. The Company provided supplemental information in its earnings release that described the composition of our loan portfolio as well as key statistics such as LTV/FICO score information, geographic concentrations and industry concentrations. The Company will include certain information previously provided in our press releases in its future filings.

The table below presents certain credit quality trends for the past five quarters for corporate loans and residential/consumer loans.  Detailed breakdown of the loan allowance and charge-offs has been included separately in the Company’s periodic filings, and may be combined similar to the presentation format below in the future.

As anticipated, the allowance for loan loss, charge-offs and nonperforming assets have increased as the loan portfolio has grown and aged.  The Company does not believe that this is related to a significant decline in the loan credit quality other than for loans to borrowers in the Residential Acquisition and Development/Homebuilder industry.  During the quarter ended June 30, 2008, RJBank experienced some credit quality deterioration in a limited number of corporate credits in this industry segment.  Three credits in this segment account for approximately $18.5 million in nonaccrual loans (91% of the nonperforming corporate assets above) and two of those credits contributed $3.1 million in net charge-offs (89% of the corporate loan charge-offs above)  for the quarter.  Total loans outstanding and commitments in this industry segment are $110 million and $130 million, respectively (loans outstanding are approximately 1.3% of RJBank total assets).  Committed exposures to this industry segment have been reduced by more than 35% over the past year.  Credit trends in other segments of our corporate loan portfolio have remained relatively stable to date.

As of June 30, 2008, RJBank had approximately $2.0 billion of adjustable rate mortgage loans with terms that initially require payment of interest only.  RJBank does not believe these loans represent any unusual concentrations of risk, as evidenced by low net charge-offs and past due loans. All of these loans are secured by mortgages on one-to-four family residential real estate and are diversified geographically. Interest-only loans are underwritten at the time of application or purchase based on the amortizing payment amount, and borrowers are required to meet stringent parameters regarding debt ratios, LTV levels, and credit score.

All loans held for investment are monitored closely, and recognized as deteriorated or impaired when appropriate.  Loans with deteriorating credit are quickly identified for increased reserves.  Corporate loans are reviewed quarterly, and residential and consumer loans are considered for increased reserves once they become more than one month past due.

3.
We note that the company classifies loans as nonperforming when full and timely collection of interest or principal becomes uncertain or when they are 90 days past due.  Considering the current residential real estate and credit markets condition and increasing delinquency trends, please tell us and revise your future filings to discuss what actions you are taking in order to best manage and limit the related losses you may experience.

To best manage and limit credit losses, RJBank maintains a rigorous process to manage its loan delinquencies.  As all whole loans purchased on a servicing-retained basis and all originated first mortgages serviced by a third party, the primary collection effort resides with the servicer.  RJBank personnel direct and actively monitor the servicers’ efforts through extensive communications regarding individual loan status changes, requests (and demands, if necessary) for timely and appropriate collection or property management actions and reporting including management of other third parties used in the collection process (appraisers, attorneys, etc.).  Additionally, every residential and consumer loan over 60 days past due is reviewed by RJBank personnel monthly and documented in a written report detailing delinquency information, balances, collection status, appraised value, and other data points.  RJBank senior management then meets to discuss the status, collection strategy and charge-off/write-down recommendations on every residential or consumer loan over 60 days past due.  The Company will discuss in future filings the actions the Company is taking to best manage and limit credit losses.

4.
Please tell us and revise in future filings your underwriting policies for the major types of loans that you originate (e.g. requirements for loan-to-value ratios, collateral requirements, etc.) and whether there have been any changes in those policies during the periods presented.

Corporate Loan Portfolio
RJBank's corporate loan portfolio is diversified among a number of industries and comprised of project finance real estate loans, commercial lines of credit and term loans, the majority (93%) of which are Shared National Credits.  The Shared National Credits are agented by approximately 30 different financial institutions with whom RJBank has a relationship.  RJBank is sometimes involved in the initial syndication of the loan at inception and some of these loans have been purchased in secondary trading markets.  The remainder of the corporate loan portfolio is comprised of smaller “club” transactions which do not fall under the definition of a Shared National Credit, and direct loans.   Regardless of the source, all loans are independently underwritten to RJBank credit policies, are subject to loan committee approval, and credit quality is continually monitored by corporate lending staff.  RJBank credit policies include criteria related to LTV limits based upon property type (such as 80% for income producing properties, 75% for hospitality, 70% for improved land), single borrower loan limits (limited to 15% of capital) , loan term and structure parameters (including guidance on leverage and debt service coverage ratios), industry concentration limits (including guidance on leverage and debt service coverage ratios), secondary sources of repayment and other criteria.  A large portion of RJBank’s corporate loans are in industries in which the Company has expertise, as these industries are covered by the Company’s Capital Markets research analysts.  More than half of RJBank's corporate borrowers are public companies and nearly two-thirds have annual EBITDA greater than $50 million.  RJBank's corporate loans are generally secured by all assets of the borrower and in some instances are secured by mortgages on specific real estate.  In a limited number of transactions, loans in the portfolio are extended on an unsecured basis to very creditworthy borrowers.  There are no subordinated loans or mezzanine financings in the corporate loan portfolio. There have been no material changes in the Company’s underwriting policies during the periods presented.

Residential Loan Portfolio
RJBank's residential loan portfolio consists of first mortgage loans originated by RJBank via referrals from the Company’s Private Client Group financial advisors, and first mortgage loans purchased by RJBank originated by select large financial institutions. These purchased mortgage loans represent over 90% of RJBank's residential loan portfolio. All of RJBank's residential loans adhere to strict underwriting parameters pertaining to credit score and credit history, debt-to-income ratio of the borrower, LTV, and combined LTV (including second mortgage/ home equity loans). The maximum LTV for first mortgage interest-only loans purchased by RJBank is 70%, and the minimum credit score is 720 for interest-only mortgages.  Interest-only adjustable rate mortgages represent 79% of first mortgages in the residential portfolio. On average, three-fourths of the purchased residential loans are re-underwritten with updated borrower credit information and valuations, if warranted, by RJBank staff prior to purchase, with the remainder coming from long-standing sources and meeting extremely high credit criteria. Approximately 90% of the residential loans are fully documented loans to owner-occupant borrowers. RJBank does not originate or purchase option ARM loans with negative amortization, reverse mortgages, or other types of exotic loan products. Loans with deeply discounted teaser rates are not originated or purchased.  Originated 15 or 30-year fixed rate mortgages are typically sold to correspondents and only retained on an exception basis.  All of RJBank’s first mortgage loans are serviced by the seller or by third parties.  There have been no material changes in the Company’s underwriting policies during the periods presented.

The Company will include information regarding its underwriting policies in future filings.

On behalf the Company, I acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by theCommission or any person under the federal securities of the United States.

Very truly yours,

/s/ Jeffrey P. Julien
Jeffrey P. Julien
Chief Financial Officer
Raymond James Financial, Inc.
880 Carillon Parkway
Saint Petersburg, FL 33716